October 6, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:      Kyle Wiley
Mitchell Austin
Laura Veator
Stephen Krikorian
Division of Corporation Finance

Re:        Tiga Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 15, 2022
File No. 333-264902

Ladies and Gentlemen:

This letter sets forth responses of Tiga Acquisition Corp. (the “Registrant”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 30, 2022 (the “Comment Letter”) with respect to Amendment No. 2 to the Registration Statement on Form S-4 filed with the Commission by the Registrant on September 15, 2022 (the “Registration Statement”).

For your convenience, each comment of the Staff from the Comment Letter has been set forth in bold and italics below and the Registrant’s comments have been provided immediately thereafter. Unless otherwise indicated, capitalized terms used herein have the same meanings assigned to them in Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

In addition, the Registrant has revised the Registration Statement in response to the Staff’s comments and the Registrant is concurrently filing Amendment No. 3 with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of the Registrant’s responses correspond to page numbers in Amendment No. 3.

Market, Industry and Other Data, page 1

1.
We note the revisions made in response to prior comment 2. Please revise these disclosures to clarify that you commissioned the Frost & Sullivan study. Additionally, please tell us what consideration you have given to including consents from Frost & Sullivan and Morning Consult. Consider Securities Act Rule 436.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 1, 13, 26, 219, 220, 221, 222, 223, 224, 238, 239 and 247 of Amendment No. 3 to clarify that Grindr commissioned the Frost & Sullivan study. The Registrant respectfully advises that Grindr has obtained prior written consent from each of Frost & Sullivan and Morning Consult to use the relevant data and materials as contained in the corresponding reports in public filings and other related disclosures.

With respect to the consents, the Registrant respectfully submits that both Frost & Sullivan and Morning Consult are third-party providers and not “experts” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933 provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Registrant respectfully submits that these third-party providers of the studies are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless Grindr or the Registrant expressly identifies them as experts or the statements are purported to be made on the authority of such providers as “experts”. Accordingly, the Registrant believes that the third-party providers of these two studies should not be considered “experts” within the meaning of the federal securities laws. In addition, the Registrant notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to paper a valuation, opinion or other report specifically for use in connection with a registration statement. The information from these two studies included in the Registration Statement was not prepared in connection with the Registration Statement.

As a result of the foregoing, the Registrant respectfully submits that the third-party providers of these two studies are not experts for purposes of Rule 436 and thus a consent of such parties is not required to be filed as an exhibit.

Risks Related to Tiga and the Business Combination, page 96

2.
We note your response to prior comment 4. Given that Tiga's Class A ordinary share will convert, on a one-for-one basis, to New Grindr Common Stock, please clarify that recent common stock trading prices exceed the $10.00 threshold that would allow the company to redeem the public warrants.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 21 of Amendment No. 3.

Projected Financial Information, page 159

3.
We note your response to prior comment 6 where you detailed certain material estimates and assumptions underlying your financial projections. However, we note that such projections "reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Grindr’s business..." Please revise your disclosure to address each of the conditions you mention. For example, disclose your estimates and assumptions relating to economic and regulatory conditions underlying your projections.

Response:

The Registrant has revised the disclosure on Grindr’s financial projections on pages 160 to 161 of Amendment No. 3 to explain the significant estimates and assumptions with respect to the general business, economic, regulatory, market and financial conditions and other future events, and matters specific to Grindr’s business.

Grindr's Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Direct Revenue and Adjusted Indirect Revenue, page 260

4.
We note your response to prior comment 15 and we understand that you are adjusting Direct Revenue to add back the fair value purchase accounting adjustment made to deferred revenue. However, it remains unclear why this purchase accounting adjustment results in an offsetting adjustment to Indirect Revenue. We note that in your response you state that this is because “Indirect Revenue represents all other non-direct initiatives, and does not include the release through earnings of this referenced purchase accounting adjustment to deferred revenue.” Please clarify why Indirect Revenue is reduced as it does not appear to be impacted by the initial purchase accounting adjustments made in connection with the acquisition. In this regard, your disclosures in Note 3 to Grindr’s audited financial statements do not appear to indicate there were offsetting adjustments in either the initial purchase price allocation or the pro forma calculations. Further, it appears that this adjustment increases your non-GAAP measure of EBITDA, but there are no offsetting adjustments. As such, it appears to be reflected inconsistently in your non-GAAP measures.

Response:

The Registrant acknowledges the Staff’s comment and has revised pages 252 and 263-264 of Amendment No. 3 to remove adjustments to Indirect Revenue and remove Adjusted Indirect Revenue as a non-GAAP measure given there are no adjustments between Indirect Revenue and Adjusted Indirect Revenue. Any reference to Adjusted Indirect Revenue within the Registration Statement has been removed, accordingly.  Adjusted Direct Revenue adjustments are consistently reflected in our non-GAAP Adjusted EBITDA.

Adjusted EBITDA, page 261

5.
We note your revised disclosure in response to prior comment 14; however, it is unclear what is included in non-recurring expense/losses (gains). Please clarify your disclosure to describe and quantify the components of this line item.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on pages 263-265 of Amendment No. 3 to clarify its adjustments to arrive at the Adjusted EBITDA non-GAAP measure. The Registrant has also revised the disclosure to describe and quantify separately the components of a line item, where warranted.

Unaudited Pro Form Combined Financial Information

Reorganization Transactions, page 285

6.
You disclose that Grindr, the Company and the San Vicente Entities have now determined that it may be desirable for Grindr to undertake an internal reorganization prior to the Business Combination. Clarify why you believe the Reorganization event is probable and it is appropriate to reflect the effects in a pro forma presentation. Revise your disclosures to describe the conditions that must be met to consummate the reorganization and the expected time line to complete these conditions. Also, please clarify whether the Reorganization is a condition of the Business Combination.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure on page 288 of Amendment No. 3. The Registrant respectfully advises the Staff that the San Vicente Entities have reviewed and completed their commercial, legal and tax analyses to both provide for tax benefits to the San Vicente Entities and to simplify the ownership structure above Grindr in order for certain San Vicente Entities to receive New Grindr shares directly in connection with the Business Combination. Following such analyses, Grindr, the Company and the San Vicente Entities have now determined that it may be desirable and probable for Grindr to undertake an internal reorganization (the “SV Consolidation”) prior to the Business Combination. The SV Consolidation will begin one day following the extraordinary general meeting and will be completed within approximately six days. If for any reason Grindr, the Company and the San Vicente Entities are unable to consummate the SV Consolidation, the parties are still obligated to consummate the Business Combination if the conditions to the Business Combination in the Merger Agreement are met. The SV Consolidation is not a condition precedent to the Business Combination.

7.
You disclose that you may undertake the San Vicente Consolidation prior to the Business Combination whereby each of the San Vicente Entities will merge with and into Grindr with Grindr as the surviving entity. We also note that you include San Vicente Offshore Holdings (Cayman) Limited and Subsidiaries historical financial statements in your registration statement. Please clarify whether the entities that comprise San Vicente Offshore Holdings (Cayman) Limited are the same entities that will merge with Grindr in connection with the San Vicente Consolidation. Revise your disclosures accordingly and consider including an organization chart to more clearly describe the relationship between these entities and the entities included in the San Vicente Holdings (Cayman) financial statements.

Response:

In response to the Staff's comment, the Registrant has revised the disclosure on pages 289 and 328 of Amendment No. 3 to clarify that the entities that comprise San Vicente Offshore Holdings (Cayman) Limited (“Offshore Holdings”) are the same entities that will merge with Grindr in connection with the San Vicente Consolidation. After effectiveness of the Registration Statement and prior to convening the extraordinary general meeting, for tax efficiency purposes, San Vincente Investments, Inc. (“SV Investments”) may incorporate a new subsidiary, San Vincente Investments II, Inc. (“SV Investments II”), and contribute its shares in Offshore Holdings to SV Investments II, in which case SV Investments II would also merge with Grindr. If incorporated, SV Investments II will have no business operations or any material assets, income or other financial results and therefore the SV Investments II consolidated financial statements would be substantively identical to those of Offshore Holdings. If Offshore Holdings becomes a subsidiary of SV Investments II and SV Investments II will merge with Grindr, the Registrant undertakes to file a prospectus supplement with the Commission with historical financial statements for SV Investments II and its subsidiaries.  In addition, the Registrant has included an organization chart on page 31 of Amendment No. 3 to illustrate the entities included in the Offshore Holdings financial statements.

8.
Revise your pro forma financial statements to separately reflect the San Vicente Consolidation. Include the separate historical financial statements of Grindr, the separate historical financial statements of San Vicente Offshore Holdings (Cayman) Limited and Subsidiaries, the pro forma reorganization adjustments, and the resulting Grindr entity that will survive the merger. Alternatively, please provide this pro forma consolidation in a footnote to the pro forma financial statements. Ensure your adjustments and disclosures fully explain the differences between the balances included in the San Vicente Offshore Holdings (Cayman) Limited and Subsidiaries financial statements and the balances included in the San Vicente entities that will merge with Grindr. In this regard, it appears that there are differences in the Goodwill, Deferred Tax Liability, Interest Expense and Noncontrolling interest balances.

Response:

The Registrant has revised the disclosures within the ‘Unaudited Pro Forma Combined Financial Information’ section beginning on page 297 of the Amendment No. 3 to provide the pro forma consolidation in a footnote to the pro forma financial statements. The Registrant has also revised the disclosures to include additional narrative footnotes to fully explain the differences between the balances included in the San Vicente Offshore Holdings (Cayman) Limited and Subsidiaries financial statements and the necessary pro forma adjustment to reflect a reorganized Grindr after the SV Consolidation.

Subject to the response to Staff comment #7, there are no differences between the San Vicente Offshore Holdings (Cayman) Limited and Subsidiaries financial statements and the balances included in the San Vicente entities that will merge with Grindr.

9.
You disclose that you have reflected the effects of the potential Reorganization Transactions as a contribution of assets and liabilities between entities under common control in the pro forma financial information. Clarify how you considered presenting pro forma statements of comprehensive income for all periods for which historical financial statements of Tiga and Grindr are required. Refer to Article 11-02(c)2(ii).

Response:

The Registrant considered Article 11-02(c)2(ii) and notes that under US GAAP, the Registrant has determined that the SV Consolidation constitutes a transfer of net assets between entities under common control to be accounted for prospectively from the date of the transfer. The Registrant considered the following factors: the San Vicente entities are considered non-substantive holding companies, the current Grindr management structure will remain in place subsequent to the SV Consolidation, and the discussion of the business in the Registration Statement centered around Grindr, not the San Vicente Entities. This transfer of assets between entities under common control does not result in a change in reporting entity requiring retrospective restatement of the historical financial statements.

The Registrant has revised its disclosures within the Unaudited Pro Forma Combined Financial Information on page 297 of the Third Amended Registration Statement to reflect the SV Consolidation prospectively as though they had occurred on June 30, 2022 in the pro forma balance sheet and as of January 1, 2021 in the pro forma income statement.

10.
If you undertake the San Vicente Consolidation prior to the Business Combination, clarify if, and how, this impacts the SV Consolidation that you plan to undertake prior to the Business Combination, described on page 322. Revise your disclosures accordingly. Please also clarify how you considered updating your Organizational Structure on page 31 to reflect the San Vicente Consolidation.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosures on pages 289 and 328 of Amendment No. 3 to clarify that there is only one SV Consolidation that is contemplated to take place prior to the consummation of the Business Combination. As clarified in the revised disclosure, the SV Consolidation and Restructuring Transaction refer to the same transaction. The Registrant respectfully acknowledges the Staff’s comment on updating the Organization Structure and, in response, has added updated the Organization Structure on page 31 to reflect the SV Consolidation.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2022, page 288

11.
Your disclosure on page F-17 indicates that you have $1,680,000 outstanding under a related party loan that is due and payable in full on the effective date of the Company’s initial business combination, or, at the lenders discretion, may be converted at a price of $1.00 per warrant. Please clarify how you considered reflecting the repayment or conversion in your pro forma financial statements.

Response:

The Registrant has revised the disclosures within the ‘Unaudited Pro Forma Combined Financial Information’ section beginning on page 298 of Amendment No. 3 to include additional narrative disclosures regarding the repayment of the related party loan and has included a pro forma adjustment showing the impacts of the repayment of the related party loan.

As indicated in the historical financial statements of the Registrant, the related party loan bears no interest and is carried at par. The related party loan is expected to be settled in cash at Closing because the conversion price is almost 150% of the value of the warrants as of the latest balance sheet date.

Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2021

2. Adjustments to Unaudited Pro Forma Combined Financial Information, paragraph 6, page 291

12.
We note your disclosure that Tiga will incur estimated direct and incremental transaction costs of $10.9 million in connection with the Business Combination prior to, or concurrent with the Closing. We further note your disclosure on page F-19 of Tiga Acquisition Corp.’s financial statements that you will pay a success fee in the event of a successful Business Combination. Tell us how you considered including an adjustment for these expenses in your pro forma Combined Statement of Operations for the Year Ended December 31, 2021.

Response:

The Registrant has revised the disclosures within the ‘Unaudited Pro Forma Combined Financial Information’ section beginning on page 298 of Amendment No. 3 to include additional narrative disclosures regarding the payment of the success fee, and additional pro forma adjustments showing the impacts of the payment of the success fee.  The Registrant has also revised its expense estimates and revised the disclosures to indicate the accrued liabilities that are settled with the cash disbursements for transaction expenses.

Beneficial Ownership of Securities, page 312

13.
We note your response to prior comment 19 and re-issue this comment in part. Accordingly, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by Beryl Capital Management LLC and Millennium Management LLC. If you continue to believe you are unable to obtain this information, please explain in detail the steps you have taken to obtain this information. See Item 403 of Regulation S-K.

Response:

The Registrant acknowledges the Staff’s comment and has revised the disclosure on page 320 of Amendment No. 3.

Financial Statements - Grindr Group LLC and Subsidiaries (“Successor") and Grindr Inc. and Subsidiaries (“Predecessor")

Notes to Consolidated Financial Statements

15. Unit and Stock Based Compensation, page F-92

14.
In your response to prior comment 24 you state that you provided disclosure of the weighted average grant date fair value used in the determination of the fair value of the unit options and stock awards granted during each period presented on pages F-56, F-57 and F-74 of Amendment No. 1. While we note your disclosure of the weighted average grant-date fair value per unit of unit options and Series P units granted, we cannot locate disclosure of the weighted average fair value of your common stock used in the determination of the fair value of your unit options and stock awards granted during each period presented. Please revise or advise.

Response:

The Registrant acknowledges the Staff’s comment and has provided disclosure of the fair value per unit of Grindr’s common units used in the determination of the fair value of the unit options and stock awards granted during each period presented on page F-60, F-96, F-98, F-120, F-154 and F-155 of Amendment No. 3.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. If you have any questions related to this letter, please contact Rod Miller at (212) 530-5022.

Sincerely,

/s/ Rod Miller
Rod Miller

cc:	Raymond G. Zage III, Tiga Acquisition Corp.
Bill Shafton, Grindr Group LLC
Gary Hsueh, Grindr Group LLC
David H. Zemans, Milbank LLP
Garth Osterman, Cooley LLP
David Peinsipp, Cooley LLP